Exhibit 14.1

Independent Auditors’ Consent

The Supervisory Board of
Siemens AG:

We consent to the incorporation by reference in the registration statements (nos. 333-81126 and 333-13428) on Form S-8 of Siemens AG of our report dated November 17, 2004, with respect to the consolidated balance sheets of Siemens AG as of September 30, 2004 and 2003, and the related consolidated statements of income, cash flow and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2004, which report appears in the September 30, 2004 annual report on Form 20-F of Siemens AG. Our report refers to a change in the method of accounting for asset retirement obligations effective October 1, 2002.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Munich, Germany
November 29, 2004